Filed Pursuant to Rule 424(b)(5)
File No. 333-188623
This Preliminary Prospectus Supplement and the accompanying Prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but are not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 12, 2013

PROSPECTUS SUPPLEMENT (To Prospectus dated June 4, 2013)
              Shares
Series 2013A           % Preference Stock
Non-Cumulative, Par Value $100 Per Share
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This is a public offering by Gulf Power Company of                   shares of Series 2013A           % Preference Stock, Non-Cumulative, Par Value $100 Per Share.
Gulf Power Company may redeem shares of the new Preference Stock, in whole or in part, at any time (i) if the redemption date is prior to                                 , at a redemption price equal to $100.00 per share plus a make-whole premium, or (ii) if the redemption date is on or after                                     , at a redemption price equal to $100.00 per share, together, in both cases, with accrued and unpaid dividends for the current quarterly dividend period.
When, as and if declared by Gulf Power Company’s Board of Directors, dividends on the new Preference Stock will be payable quarterly on January 1, April 1, July 1 and October 1 of each year, beginning July 1, 2013. Dividends payable on the new Preference Stock for the initial dividend period and any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in such period.
Dividends on the new Preference Stock are not cumulative and, accordingly, if Gulf Power Company’s Board of Directors does not declare a dividend or declares less than a full dividend on the new Preference Stock for a quarterly dividend period, holders of the new Preference Stock will have no right to receive a dividend or the full dividend, as the case may be, for that period, and Gulf Power Company will have no obligation to pay a dividend for that period, whether or not Gulf Power Company pays dividends in full or has sufficient funds to pay dividends in the future.
The new Preference Stock will rank junior to Gulf Power Company’s preferred stock and Class A preferred stock, equally with any other shares of Gulf Power Company’s Preference Stock and senior to Gulf Power Company’s common stock. The new Preference Stock will not have any voting rights, except as set forth under “Certain Terms of the New Preference Stock—Voting Rights.”
See “RISK FACTORS” beginning on page S-3 of this Prospectus Supplement for a description of certain risks associated with investing in the new Preference Stock.
_______________________________________

	Public Offering Price(1)	Underwriting Discount	Proceeds to Gulf Power Company Before Expenses
Per Share	$	$	$
Total	$	$	$
______________________________

(1)	Plus accrued dividends, if any, from the date of original issuance.
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Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
The new Preference Stock should be delivered in book-entry form through The Depository Trust Company on or about June       , 2013.
Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley	Wells Fargo Securities

June         , 2013

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement, the accompanying Prospectus or any written communication from Gulf Power Company or the underwriters specifying the final terms of the offering. Neither Gulf Power Company nor any underwriter takes any responsibility for, nor can it provide any assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement, the accompanying Prospectus and any written communication from Gulf Power Company or the underwriters specifying the final terms of the offering is an offer to sell only the new Preference Stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement, the accompanying Prospectus and any written communication from Gulf Power Company or the underwriters specifying the final terms of the offering is current only as of its respective date.

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RISK FACTORS
Investing in the new Preference Stock involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Gulf Power Company or that Gulf Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the new Preference Stock.
Risks Related to Gulf Power Company’s Business
For a discussion of risks to consider with respect to Gulf Power Company’s business, see the risk factors in Gulf Power Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, along with the disclosure related to risk factors contained in Gulf Power Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.
Risks Related to the New Preference Stock
Rating agencies may change rating methodologies, including their views on “notching” practices.
The rating agencies may change their rating methodologies for securities with features similar to the new Preference Stock in the future. This may include, for example, the relationship between ratings assigned to an issuer’s senior securities and ratings assigned to securities with features similar to the new Preference Stock, sometimes called “notching.” If the rating agencies were to change their practices for rating such securities in the future and the ratings of the new Preference Stock were to be subsequently lowered, this may have a negative impact on the trading price of the new Preference Stock.
THE COMPANY
Gulf Power Company (the “Company”) is a Florida corporation that has had a continuous existence since it was originally organized under the laws of the State of Maine on November 2, 1925. The Company was admitted to do business in Florida on January 15, 1926, in Mississippi on October 25, 1976 and in Georgia on November 20, 1984. The Company became a Florida corporation after being domesticated under the laws of the State of Florida on November 2, 2005. The principal executive offices of the Company are located at 500 Bayfront Parkway, Pensacola, Florida 32520, and the telephone number is (850) 444-6111.
The Company is a wholly owned subsidiary of The Southern Company. The Company is engaged, within the northwestern portion of the State of Florida, in the generation and purchase of electricity and the transmission, distribution and sale of such electricity at retail in 71 communities (including Pensacola, Panama City and Fort Walton Beach), as well as in rural areas, and at wholesale to a non-affiliated utility.
SELECTED FINANCIAL INFORMATION
The following selected financial data for the years ended December 31, 2008 through December 31, 2012 has been derived from the Company’s audited financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the three months ended March 31, 2013 has been derived from the Company’s unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below does not reflect the proposed issuance of the new Preference Stock offered hereby or the use of proceeds therefrom. See “Use of Proceeds.”

	Year Ended December 31,					Three Months Ended March 31, 2013(1)
	2008	2009	2010	2011	2012
	(thousands, except ratios)
Operating Revenues	$1,387,203	$1,302,229	$1,590,209	$1,519,812	$1,439,762	$326,274
Earnings Before Income Taxes	158,651	170,461	199,228	172,476	211,346	37,429
Net Income after Dividends on Preference Stock	98,345	111,233	121,511	105,005	125,932	21,792
Ratio of Earnings to Fixed Charges(2)	4.25	4.12	3.82	3.22	3.72	3.12
Ratio of Earnings to Fixed Charges Plus Preference Dividend Requirements (Pre-Income Tax Basis)(3)	3.57	3.54	3.36	2.86	3.30	2.74

	Capitalization As of March 31, 2013(4)
	Actual	As Adjusted(5)
	(thousands, except percentages)
Common Stock Equity	$1,214,961	$1,214,961	46.9%
Non-Cumulative Preference Stock	97,998	97,998	3.8%
Senior Notes	885,000	975,000	37.7%
Other Long-Term Debt	301,022	301,022	11.6%
Total, excluding amounts due within one year of $60 million	$2,498,981	$2,588,981	100.0%

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(1)	Due to seasonal variations in the demand for energy, operating results for the three months ended March 31, 2013 do not necessarily indicate operating results for the entire year.

(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” the interest component of rental expense and the debt portion of allowance for funds used during construction; and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized,” the interest component of rental expense and the debt portion of allowance for funds used during construction.

(3)	In computing this ratio, “Preference Dividend Requirements” represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

(4)
Does not reflect adjustments to “Other Long-Term Debt” relating to (i) the purchase by the Company of $42,000,000 aggregate principal amount of Development Authority of Monroe County (Georgia) Pollution Control Revenue Bonds (Gulf Power Company Plant Scherer Project), First Series 2002 in May 2013 and the proposed remarketing to investors in June 2013 of such bonds and (ii) the purchase by the Company of $21,000,000 aggregate principal amount of Development Authority of Monroe County (Georgia) Pollution Control Revenue Bonds (Gulf Power Company Plant Scherer Project), First Series 2010 in June 2013 and the proposed remarketing to investors in June 2013 of such bonds.  Also does not reflect a variable rate 90-day short-term bank loan in an aggregate principal amount outstanding of $125,000,000 entered into by the Company in June 2013.

(5)
Reflects adjustments to “Senior Notes” relating to the proposed issuance in June 2013 of $90,000,000 aggregate principal amount of the Company’s Series 2013A 5.00% Senior Notes due June 15, 2043 (the “Series 2013A Senior Notes”).

USE OF PROCEEDS
The net proceeds from the sale of the new Preference Stock, together with the net proceeds from the proposed issuance of the Series 2013A Senior Notes, will be used by the Company to repay at maturity $60,000,000 aggregate principal amount outstanding of the Company’s Series G 4.35% Senior Notes due July 15, 2013 and/or to repay a portion of a variable rate 90-day short-term bank loan, in an aggregate principal amount outstanding of $125,000,000, which was entered into by the Company in June 2013, matures in September 2013 and bears interest at a variable rate, which is currently 1.19% per annum, and/or for the proposed redemption of all or a portion of $30,000,000 aggregate principal amount outstanding of the Company’s Series H 5.25% Senior Notes due July 15, 2033 (the “Series H Senior Notes”) and/or for general corporate purposes, including the Company’s continuous construction program. The Company may deliver a notice of redemption for the Series H Senior Notes following the issuance of the new Preference Stock.
DESCRIPTION OF THE NEW PREFERENCE STOCK
The following is a summary of the terms of the Series 2013A % Preference Stock, Non-Cumulative, Par Value $100 Per Share (the “new Preference Stock”). This summary is not complete and should be read together with the general terms and provisions of the Preference Stock in the accompanying Prospectus under the caption “Description of the Preference Stock.” To the extent this summary is inconsistent with information in the accompanying Prospectus, this summary controls.
Dividends
Dividends on the new Preference Stock will be payable, when, as and if declared by the Company’s Board of Directors out of funds legally available, at a rate per annum equal to %.
Dividends on the new Preference Stock are payable on January 1, April 1, July 1 and October 1 of each year (each, a “Dividend Payment Date”), commencing July 1, 2013, when, as and if declared by the Company’s Board of Directors, or, if any such date is not a business day (as defined below), on the next business day without accumulation of any undeclared dividends and without interest. Dividends payable on the new Preference Stock for the initial dividend period and any period less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and the actual number of days elapsed in such period.
Dividends on the new Preference Stock are not cumulative and, accordingly, if the Company’s Board of Directors does not declare a dividend or declares less than a full dividend on the new Preference Stock for a quarterly dividend period, holders of the new Preference Stock will have no right to receive a dividend or the full dividend, as the case may be, for that period, and the Company will have no obligation to pay a dividend for that period, whether or not the Company pays dividends in full or has sufficient funds to pay dividends in the future.
So long as any shares of the Company’s preferred stock (the “Preferred Stock”) or Class A preferred stock (the “Class A Preferred Stock”) are outstanding, no dividends may be declared on the Company’s common stock, the Preference Stock (including the new Preference Stock) or any other kind of stock over which the Preferred Stock and the Class A Preferred Stock have preference as to the payment of dividends, nor may the Company purchase, redeem or retire such stock, unless (i) full dividends upon all shares of cumulative Preferred Stock and Class A Preferred Stock outstanding for all past dividend periods shall have been paid or declared and set apart for payment and the full dividend for the then-current dividend period shall have been or concurrently shall be declared and (ii) full dividends for the then-current dividend period on all shares of non-cumulative Preferred Stock and Class A Preferred Stock outstanding shall have been paid or declared and set apart for payment.
So long as any shares of the Preference Stock, including the new Preference Stock, are outstanding, no dividends may be declared on the Company’s common stock or on any other kind of stock over which the Preference Stock has preference as to the payment of dividends, nor may the Company purchase, redeem or retire such stock, unless (i) full dividends upon all shares of cumulative Preference Stock outstanding for all past dividend periods shall have been paid or declared and set apart for payment and the full dividend for the then-current dividend period shall have been or concurrently shall be declared and (ii) full dividends for the then-current dividend period on all shares of non-cumulative Preference Stock (including the new Preference Stock) outstanding shall have been paid or declared and set apart for payment.
Ranking
The new Preference Stock will rank junior to the Preferred Stock and the Class A Preferred Stock with respect to payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up. As of March 31, 2013, the Company had 10,000,000 authorized shares of Preferred Stock, of which no shares were outstanding, and 10,000,000 authorized shares of Class A Preferred Stock, of which no shares were outstanding.
The new Preference Stock will rank senior to the Company’s common stock and to any other equity securities that the Company may issue in the future that by their terms rank junior to the new Preference Stock with respect to the payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up.
The new Preference Stock will rank equally with any other shares of Preference Stock and with any of the Company’s other equity securities that the Company may issue in the future, the terms of which provide that such shares or securities will rank equally with respect to payment of dividends and distribution of assets upon the Company’s liquidation, dissolution or winding up. As of March 31, 2013, the Company had 10,000,000 authorized shares of Preference Stock, of which 1,000,000 shares were outstanding.
Redemption
The Company shall have the right to redeem the new Preference Stock, in whole or in part, from time to time, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to:
(i) if the date on which the shares of the new Preference Stock are to be redeemed (the “Redemption Date”) is prior to                                 (the “Initial Redemption Date”), the greater of (1) $100.00 per share of the new Preference Stock to be redeemed or (2) the sum of the present values of the liquidation amount and the remaining scheduled dividend payments on the shares of the new Preference Stock to be redeemed to the Initial Redemption Date (for purposes of this calculation, the $100.00 per share liquidation amount of the new Preference Stock is deemed payable on the Initial Redemption Date and the remaining scheduled dividend payments are those dividend payments payable on or before the Initial Redemption Date (presuming full dividends are declared for each Dividend Payment Date for the period from the Dividend Payment Date immediately preceding the Redemption Date to the Initial Redemption Date) (excluding any accrued and unpaid dividends (whether or not declared) to the Redemption Date)) discounted (for purposes of determining present value) to the Redemption Date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield (as defined below) plus           basis points; or
(ii) if the Redemption Date is on or after the Initial Redemption Date, $100.00 per share of the new Preference Stock to be redeemed, plus, in each case, an amount equal to the amount of the accrued and unpaid dividends (whether or not declared) from the Dividend Payment Date immediately preceding the Redemption Date to but excluding the Redemption Date, but without accumulation of unpaid dividends on the new Preference Stock for prior dividend periods (the “Redemption Price”).
The following defined terms used herein shall, unless the context otherwise requires, have the meanings specified below.
A “business day” means a day other than (i) a Saturday or Sunday or (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed.
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the new Preference Stock to the Initial Redemption Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate securities of comparable maturity to the Initial Redemption Date.
“Comparable Treasury Price” means, with respect to any Redemption Date, (i) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (ii) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means an independent investment banking institution of national standing appointed by the Company.
“Reference Treasury Dealer” means a primary United States Government securities dealer in New York City appointed by the Company.
“Reference Treasury Dealer Quotation” means, with respect to a Reference Treasury Dealer and any Redemption Date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third business day in New York City preceding such Redemption Date).
“Treasury Yield” means, with respect to any Redemption Date, the rate per annum equal to the quarterly equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.
For any shares of new Preference Stock to be redeemed, dividends will cease to accrue and all rights of holders of such shares, except the right to receive the Redemption Price, will cease as of the Redemption Date.
No sinking fund will be provided for the purchase or redemption of the new Preference Stock.
Liquidation Rights
Upon voluntary or involuntary liquidation of the Company, the holders of the new Preference Stock, without any preference over the holders of any other series of Preference Stock, out of the Company’s assets available for distribution to the holders of the Preference Stock following the satisfaction of all claims ranking senior to the Preference Stock, including the claims of the holders of any outstanding shares of the Preferred Stock or the Class A Preferred Stock, shall be entitled to receive $100.00 per share, plus accrued and unpaid dividends (whether or not declared) for the then current quarterly dividend period, accrued to but excluding that date of such liquidation payment, but without accumulation of unpaid dividends on the new Preference Stock for any prior dividend periods, before any distribution of assets may be made to the holders of the Company’s common stock. Available assets, if insufficient to pay the amounts payable on all outstanding series of Preference Stock, are to be distributed pro rata to the payment, first of the amount per share payable on each outstanding series of Preference Stock, second of accrued dividends, if any, with respect to each series of Preference Stock, and third of any premium.
Transfer Agent, Registrar and Paying Agent
Computershare Shareowner Services, LLC will be the transfer agent, registrar and paying agent for the new Preference Stock.
Voting Rights
Except as hereinafter set forth or when some mandatory provision of law is controlling, the holders of the new Preference Stock will have no voting power.
The holders of shares of the new Preference Stock are not entitled to vote generally in the election of directors. However, the Company’s Board of Directors and the holders of a majority of the outstanding shares of the Company’s common stock may amend the Company’s amended and restated Articles of Incorporation to provide that the holders of the Preference Stock (including the new Preference Stock) will be entitled to vote in the election of directors, with each outstanding share of the Preference Stock (including the new Preference Stock) to be entitled to not to exceed one-tenth of a vote. Each outstanding share of the common stock is entitled to one vote in the election of directors, each outstanding share of the Preferred Stock is entitled to one vote in the election of directors, and each outstanding share of the Class A Preferred Stock is entitled to one-fourth vote in the election of directors.
In the event that any six quarterly dividends (whether or not consecutive and whether or not earned and declared) have not been paid in full on the new Preference Stock, the holders of such new Preference Stock will have the right, voting as a single class together with holders of shares of any one or more other series of Preference Stock, Preferred Stock and Class A Preferred Stock upon which like voting rights are then exercisable, at the next meeting of stockholders called for the election of directors, to elect two members of the Company’s Board of Directors and the size of the Company’s Board of Directors will be increased accordingly to effect such election. The rights of such holders of new Preference Stock to elect (voting as a single class together with the holders of shares of any one or more other series of Preference Stock, Preferred Stock and Class A Preferred Stock upon which like voting rights are then exercisable) two members of the Company’s Board of Directors will continue until such time as full dividends on such new Preference Stock have been paid or declared and set apart regularly for at least one year (i.e., four consecutive full quarterly dividend periods), at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay dividends of the character described above. Upon any termination of the right of the holders of shares of Preference Stock, Preferred Stock and Class A Preferred Stock to vote together as a single class to elect two directors, the term of office of the two directors then in office elected by such holders voting as a single class will terminate immediately.
In addition, the affirmative vote of at least a majority of the voting power of the outstanding shares of all series of Preference Stock will be required for:

•
the increase of the authorized shares of Preferred Stock or Class A Preferred Stock or the authorization or creation of any other class of stock preferred as to dividends or assets over the Preference Stock; or

•
any change of the rights and preferences of the then outstanding Preference Stock in any manner so as to affect adversely the holders thereof; provided, however, that if any change would affect adversely the holders of only one or more series of the Preference Stock, but not other series of the Preference Stock, only the vote of the holders of at least a majority of the voting power of the outstanding shares of the series so affected shall be required.

The Company may create and issue new series of Preference Stock, Preferred Stock or Class A Preferred Stock without the consent of the holders of the new Preference Stock.
Book-Entry Only Issuance—The Depository Trust Company
The Depository Trust Company (“DTC”) will act as the initial securities depository for the new Preference Stock. The new Preference Stock will be issued only as fully registered securities registered in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global new Preference

Stock certificates will be issued, representing in the aggregate the total par amount of new Preference Stock, and will be deposited with Computershare Shareowner Services, LLC on behalf of DTC.
DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “1934 Act”). DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this Prospectus Supplement.
Purchases of new Preference Stock within the DTC system must be made by or through Direct Participants, which will receive a credit for the new Preference Stock on DTC’s records. The ownership interest of each actual purchaser of new Preference Stock (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners, however, are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased the new Preference Stock. Transfers of ownership interests in the new Preference Stock are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in new Preference Stock, except in the event that use of the book-entry system for the new Preference Stock is discontinued.
To facilitate subsequent transfers, all new Preference Stock deposited by Direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of new Preference Stock with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the new Preference Stock. DTC’s records reflect only the identity of the Direct Participants to whose accounts such new Preference Stock is credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices will be sent to DTC. If less than all of the shares of new Preference Stock are being redeemed, DTC’s practice is to determine by lot the number of shares of new Preference Stock of each Direct Participant to be redeemed.
Although voting with respect to the new Preference Stock is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to new Preference Stock unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the new Preference Stock is credited on the record date (identified in a listing attached to the Omnibus Proxy).
Payments on the new Preference Stock will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to

Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.
Except as provided herein, a Beneficial Owner of a global new Preference Stock will not be entitled to receive physical delivery of the new Preference Stock. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the new Preference Stock. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global new Preference Stock.
DTC may discontinue providing its services as securities depository with respect to the new Preference Stock at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, new Preference Stock certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) with respect to the new Preference Stock. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company’s decision, but will only withdraw beneficial interests from a global new Preference Stock at the request of each Direct or Indirect Participant. In that event, certificates for the new Preference Stock will be printed and delivered to the applicable Direct or Indirect Participant.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor any underwriter takes any responsibility for the accuracy thereof. Neither the Company nor any underwriter has any responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The new Preference Stock and payments thereon generally are subject to taxation. Therefore, prospective investors should consider the tax consequences of owning the new Preference Stock before acquiring it.
The following summary describes the material United States federal income tax consequences relating to the acquisition, ownership and disposition by United States Persons (as defined below) that are Beneficial Owners of the new Preference Stock (“Stockholders”), and insofar as it relates to matters of United States federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of the Company’s tax counsel, Troutman Sanders LLP. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code, as amended (the “Treasury Regulations”), administrative rulings and pronouncements and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in United States federal income tax consequences different from those discussed below. The Company has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or that a court will not sustain any challenge by the IRS in the event of litigation.
For purposes of this discussion, “United States Person” generally means (1) a citizen or individual resident of the United States, (2) a corporation, or other entity treated as a corporation for United States federal income tax purposes, organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source, or (4) a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States Person has the authority to control all substantial decisions of the trust or if the trust had made a valid election to be treated as a United States person. If a partnership holds the new Preference Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships acquiring, holding or disposing of the new Preference Stock, and partners in such partnerships, are encouraged to consult their own tax advisors.
This summary discusses only the new Preference Stock purchased in this offering and held as a capital asset (within the meaning of United States federal income tax law). This discussion does not describe all of the material tax considerations that may be relevant to Stockholders in light of their particular circumstances or to Stockholders subject to special rules, such as certain financial institutions, banks, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, partnerships and other pass-through entities (and persons holding the new Preference Stock through a partnership or other pass-through entity), persons holding the new Preference Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, persons that purchase or sell the new Preference Stock as part of a wash sale for tax purposes, persons whose functional currency is not the United States dollar, passive foreign investment companies, controlled foreign corporations and corporations that accumulate earnings to avoid United States federal income tax. In all cases, investors are advised to consult their own tax advisors regarding the United States federal tax consequences to them of holding, owning and disposing of the new Preference Stock, as well as any tax consequences arising under the laws of any state or other taxing jurisdiction.
Dividends
Dividends declared and paid on the new Preference Stock will be dividends for United States federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined for United States federal income tax purposes, and, except as described below, will be taxable as ordinary income. Although the Company expects that its current and accumulated earnings and profits will be such that all dividends paid with respect to the new Preference Stock will qualify as dividends for United States federal income tax purposes, the Company cannot guarantee that result. The Company’s accumulated earnings and profits and the Company’s current earnings and profits in future years will depend in significant part on the Company’s future profits or losses, which the Company cannot accurately predict. To the extent that the amount of any dividend paid on a share of the new Preference Stock exceeds the Company’s current and accumulated earnings and profits for United States federal income tax purposes attributable to that share, the dividend will be treated first as a return of capital (rather than as ordinary income) and will be applied against and reduce the Stockholder’s adjusted tax basis (but not below zero) in that share of the new Preference Stock. The amount of any such dividend in excess of the Stockholder’s adjusted tax basis will be taxed as capital gain. For purposes of the remainder of this discussion, it is assumed that dividends paid with respect to the new Preference Stock will constitute dividends for United States federal income tax purposes.
Corporate Holders
Dividends received by Stockholders that are taxed as corporations generally will be eligible for the 70 percent dividends-received deduction under Section 243 of the Code. The 70 percent dividends-received deduction will not be available with respect to a dividend received on new Preference Stock that a corporate Stockholder has held for 45 days or less (including the day of disposition, but excluding the day of acquisition) during the 91-day period beginning on the day which is 45 days before the date on which the new Preference Stock becomes ex-dividend. The length of time that a corporate Stockholder is deemed to have held stock for these purposes is reduced by periods during which the corporate Stockholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. The aggregate dividends-received deduction allowed to a corporate Stockholder generally cannot exceed 70 percent of its taxable income (with certain adjustments). Moreover, the dividends-received deduction may be reduced if the stock is “debt financed.” Stock is “debt financed” if a corporate Stockholder incurs indebtedness “directly attributable” to a “portfolio stock” investment in another company, which would include an investment in the new Preference Stock.
In addition, any amount received by a corporate Stockholder that is treated as a dividend may, depending on the circumstances, constitute an “extraordinary dividend” (generally, any dividend that is more than 5 percent of the basis of a preferred share) subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate Stockholder that has held shares for two years or less before the dividend announcement date generally must reduce the tax basis of all of the corporate Stockholder’s shares (but not below zero) by the “non-taxed portion” of any “extraordinary dividend” and, if the non-taxed portion exceeds the corporate Stockholder’s tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received.
Individual Holders
Individual Stockholders generally are subject to a reduced maximum tax rate of 20 percent on “qualified dividend income,” including dividends received with respect to the new Preference Stock. The rate reduction does not apply to dividends received to the extent that the individual Stockholder elects to treat the dividends as “investment income,” which may be offset against investment expense. Furthermore, the rate reduction does not apply to dividends that are paid to individual Stockholders with respect to the new Preference Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the new Preference Stock becomes ex-dividend. The length of time that an individual Stockholder is deemed to have held stock for these purposes is reduced by periods during which the Stockholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales or other similar transactions. Individual Stockholders of new Preference Stock that receive any “extraordinary dividends” (generally, any dividend that is more than 5 percent of the basis of a preferred share) that are treated as “qualified dividend income” (as discussed above) with respect to a share of new Preference Stock will be required to treat any loss on the sale of such new Preference Stock as a long-term capital loss to the extent of such dividends.
The Company strongly encourages individual and corporate investors to consult with their own tax advisors regarding the extent, if any, to which these provisions may apply in light of such investors’ particular facts and circumstances.

Dispositions, Including Redemptions
Any sale, exchange, redemption (except as discussed below) or other disposition of the new Preference Stock generally will result in taxable gain or loss equal to the difference between the amount realized upon the disposition and the Stockholder’s adjusted tax basis in the new Preference Stock. A Stockholder’s initial basis in the new Preference Stock will generally be its cost. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the new Preference Stock exceeds one year. Individual Stockholders are subject to a reduced maximum tax rate of 20 percent on net long-term capital gains. Any redemption proceeds that are attributable to any declared but unpaid dividends on the new Preference Stock will generally be subject to the rules described under “Dividends” above. An individual Stockholder’s ability to deduct net capital losses is subject to limitations.
A redemption of the new Preference Stock will be treated as a sale or exchange and therefore qualify for disposition treatment described above if, taking into account the Company’s stock that is actually or constructively owned by the Stockholder under the constructive ownership rules of Section 318 of the Code, any of the following requirements are met: (a) the redemption is substantially disproportionate with respect to such Stockholder, (b) the Stockholder’s interest in the Company’s stock is completely terminated as a result of the redemption or (c) the redemption is “not essentially equivalent to a dividend.” Under the constructive ownership rules, a person generally will be treated as the owner of a corporation’s stock owned by certain related parties and certain entities in which the person owns an interest, as well as stock in that corporation the person could acquire through exercise of an option. Whether a redemption of the new Preference Stock is not essentially equivalent to a dividend depends on each Stockholder’s facts and circumstances, but in any event requires a “meaningful reduction” in the Stockholder’s equity interest in the Company. A Stockholder who sells some or all of the Company’s stock owned by it at the time of a redemption of the new Preference Stock may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a Stockholder who purchases additional shares of Company stock at the time of a redemption of the new Preference Stock may be required to take those shares into account in determining whether any of the foregoing conditions are satisfied.
If none of the above conditions is satisfied, then the entire amount of the cash or property received by a Stockholder on a redemption of the new Preference Stock will be treated as a distribution to the Stockholder (without offset by the Stockholder’s tax basis in the redeemed shares), which will be treated in the same manner as the payment by the Company of a dividend to the Stockholder as described under “Dividends” above. In such case, the Stockholder’s basis in the new Preference Stock that is redeemed would be added to the basis of the Stockholder’s remaining shares of the Company’s stock, if any. If the Stockholder does not retain any shares of the Company’s stock after a redemption of the new Preference Stock that is treated as a dividend, the Stockholder’s basis in the redeemed new Preference Stock may be lost.
Medicare Tax on Net Investment Income
A United States Person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8 percent tax on the lesser of (1) the United States Person’s “net investment income” for the relevant taxable year and (2) the excess of the United States Person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividends, and net gains from the disposition of stock, unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). A United States Person that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the new Preference Stock.
Information Reporting and Withholding
Dividend payments with respect to new Preference Stock will be reported by the Company to the Stockholders and the IRS to the extent required by the Code and Treasury Regulations. Dividend payments to United States Persons with respect to the new Preference Stock will ordinarily not be subject to withholding of United States federal income tax. However, a backup withholding tax, currently at the rate of 28 percent, will apply to these dividend payments if a Stockholder fails to properly certify to the Company or its agent the Stockholder’s taxpayer identification number and certain other information, or fails to report all interest and dividends required to be reported on its federal income tax returns, or otherwise fails to establish, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the Stockholder’s federal income tax liability, provided such Stockholder furnishes the required information to the IRS. Such amounts, once withheld, are not refundable by the Company.
In March 2010, President Obama signed into law the Hiring Incentives to Restore Employment Act. Pursuant to this legislation, Stockholders that hold their new Preference Stock through foreign accounts or intermediaries will be subject to United States withholding tax at a rate of 30 percent on dividends paid after December 31, 2013 and with respect to the sales proceeds of the new Preference Stock paid after December 31, 2016 if certain disclosure requirements related to United States accounts of a foreign financial institution or intermediary are not satisfied.
THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES DOES NOT CONSTITUTE SPECIFIC TAX ADVICE RELATING TO AN INVESTOR’S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NEW PREFERENCE STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NEW PREFERENCE STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING
Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), the Company has agreed to sell to each of the underwriters named below (the “Underwriters”), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC are acting as representatives (the “Representatives”), and each of the Underwriters has severally agreed to purchase from the Company the number of shares of new Preference Stock set forth opposite its name below:

Underwriters	Number of Shares of new Preference Stock
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Raymond James & Associates, Inc.
Samuel A. Ramirez & Company, Inc.

Total
In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the new Preference Stock offered hereby if any of the new Preference Stock is purchased.
The Underwriters propose to offer all or part of the new Preference Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the new Preference Stock to certain dealers at such price less a concession not in excess of $              per share of the new Preference Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $             per share of the new Preference Stock. After the initial public offering, the offering price and other selling terms may be changed.
The new Preference Stock is a new issue of securities with no established trading market. The new Preference Stock will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the new Preference Stock after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the new Preference Stock or that an active public market for the new Preference Stock will develop. If an active public trading market for the new Preference Stock does not develop, the market price and liquidity of the new Preference Stock may be adversely affected.
The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
The Company’s expenses associated with the offer and sale of the new Preference Stock (not including the underwriting discount) are estimated to be $                 .
The Company has agreed with the Underwriters that, during the period of 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of or otherwise dispose of any Preference Stock, any security convertible into, exchangeable into or exercisable for the Preference Stock or any securities substantially similar to the new Preference Stock (except for the new Preference Stock issued pursuant to the Underwriting Agreement), without the prior written consent of the Representatives.
In order to facilitate the offering of the new Preference Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the new Preference Stock. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the new Preference Stock for their own accounts. In addition, to cover over-allotments or to stabilize the price of the new Preference Stock, the Underwriters may bid for, and purchase, new Preference Stock in the open market. Finally, the Underwriters may reclaim selling concessions allowed to the Underwriters or dealers for distributing new Preference Stock in this offering, if the Underwriters repurchase previously distributed new Preference Stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the new Preference Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time without notice.
In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.
Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the new Preference Stock. In addition, neither the Company nor any Underwriter makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
It is expected that delivery of the new Preference Stock will be made, against payment for the new Preference Stock, on or about June      , 2013, which will be the              business day following the pricing of the new Preference Stock. Under Rule 15c6-1 under the 1934 Act, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree to otherwise. Accordingly, purchasers of the new Preference Stock who wish to trade the new Preference Stock on the date of this Prospectus Supplement or the next            succeeding business day(s) will be required, because the new Preference Stock initially will settle within            business days (T+    ), to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the new Preference Stock who wish to trade on the date of this Prospectus Supplement or the next            succeeding business day(s) should consult their own legal advisors.
Certain of the Underwriters and their affiliates have engaged in and may in the future engage in transactions with, and, from time to time, have performed and may perform commercial banking, investment banking and/or advisory services for, the Company and its affiliates in the ordinary course of business, for which they have received and will receive customary compensation.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with the Company routinely hedge their credit exposure to the Company consistent with their customary risk management policies.  Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Conflicts of Interest
A portion of the net proceeds from the sale of the new Preference Stock may be used to repay a portion of a bank loan from Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, in an aggregate principal amount of $125,000,000, which was entered into by the Company in June 2013, matures in September 2013 and bears interest at a variable rate, which is currently 1.19% per annum. Any Underwriter, including Wells Fargo Securities, LLC, which receives 5% or more of the net proceeds from this offering, would be deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In accordance with FINRA Rule 5121, such Underwriters are not permitted to sell new Preference Stock in this offering to an account over which they exercise discretionary authority without the prior specific written approval of the account holder.

PROSPECTUS

$815,000,000

Gulf Power Company

Class A Preferred Stock
Preference Stock
Senior Notes
Junior Subordinated Notes

________________________________________________________________

We will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.
See “Risk Factors” on page 2 for information on certain risks related to the purchase of securities offered by this Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________________________________________________________

June 4, 2013

ABOUT THIS PROSPECTUS
This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process under the Securities Act of 1933, as amended (the “1933 Act”). Under the shelf process, Gulf Power Company (the “Company”) may sell, in one or more transactions,

•	shares of Class A preferred stock (the “Class A Preferred Stock”),

•	shares of preference stock (the “Preference Stock”),

•	senior notes (the “Senior Notes”), or

•	junior subordinated notes (the “Junior Subordinated Notes”)
in a total dollar amount not to exceed $815,000,000. This Prospectus provides a general description of those securities. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering (“Prospectus Supplement”). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with the additional information under the heading “Available Information.”
RISK FACTORS
Investing in the Company’s securities involves risk. Please see the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, along with the disclosure related to risk factors contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which are incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus. The risks and uncertainties described are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair its business operations, its financial results and the value of its securities.
AVAILABLE INFORMATION
The Company has filed with the Commission a registration statement on Form S-3 (the “Registration Statement,” which term encompasses any amendments to the Registration Statement and exhibits to the Registration Statement) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, to which reference is made.
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and in accordance with the 1934 Act files reports and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants including the Company that file electronically at http://www.sec.gov. In addition, reports and other material concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 on which exchange certain of the Company’s outstanding securities are listed.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents have been filed with the Commission pursuant to the 1934 Act and are incorporated by reference in this Prospectus and made a part of this Prospectus:

(a)	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012; and
(b)	the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.
All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date of filing of such documents; provided, however, that the Company is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated by reference in this Prospectus (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference in this Prospectus). Such requests should be directed to Susan D. Ritenour, Secretary and Treasurer, Gulf Power Company, One Energy Place, Pensacola, Florida 32520, telephone: (850) 444-6111.
GULF POWER COMPANY
The Company was organized under the laws of the State of Maine on November 2, 1925, and was admitted to do business in Florida on January 15, 1926, in Mississippi on October 25, 1976 and in Georgia on November 20, 1984. Effective as of November 2, 2005, the Company was domesticated as a Florida corporation. Under applicable laws of the State of Florida and the State of Maine, the Company’s legal existence was uninterrupted, with only its state of incorporation changed. The principal executive offices of the Company are located at 500 Bayfront Parkway, Pensacola, Florida 32520, and the telephone number is (850) 444-6111.
The Company is a wholly owned subsidiary of The Southern Company. The Company is engaged, within the northwestern portion of the State of Florida, in the generation and purchase of electricity and the transmission, distribution and sale of such electricity at retail in 71 communities (including Pensacola, Panama City and Fort Walton Beach), as well as in rural areas, and at wholesale to a non-affiliated utility.
SELECTED INFORMATION
The following material, which is presented in this Prospectus solely to furnish limited introductory information regarding the Company, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated in this Prospectus by reference or elsewhere in this Prospectus, is qualified in its entirety by reference to those documents and, therefore, should be read together with those documents.
Gulf Power Company

Business	Generation, purchase, transmission, distribution and sale of electric energy

Service Area	Approximately 7,400 square miles within the northwestern portion of the State of Florida

Customers at December 31, 2012	434,571

Generating Capacity at December 31, 2012 (kilowatts)	2,662,600

Sources of Generation during 2012 (kilowatt-hours)	Coal (60%), Gas (40%)

Certain Ratios
The following table sets forth the Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges Plus Preference Dividend Requirements (Pre-Income Tax Basis) for the periods indicated.

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013(1)
Ratio of Earnings to Fixed Charges(2)	4.25	4.12	3.82	3.22	3.72	3.12
Ratio of Earnings to Fixed Charges Plus Preference Dividend Requirements (Pre-Income Tax Basis)(3)	3.57	3.54	3.36	2.86	3.30	2.74
______________________________

(1)	Due to seasonal variations in the demand for energy, operating results for the three months ended March 31, 2013 do not necessarily indicate operating results for the entire year.

(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” the interest component of rental expense and the debt portion of allowance for funds used during construction; and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized,” the interest component of rental expense and the debt portion of allowance for funds used during construction.

(3)	In computing this ratio, “Preference Dividend Requirements” represent the before tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.
USE OF PROCEEDS
Except as may be otherwise described in an applicable Prospectus Supplement, the net proceeds received by the Company from the sale of the Class A Preferred Stock, the Preference Stock, the Senior Notes or the Junior Subordinated Notes will be used in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.
DESCRIPTION OF THE CLASS A PREFERRED STOCK
Set forth below is a description of the general terms of the Class A Preferred Stock. The statements in this Prospectus concerning the Class A Preferred Stock are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by reference to the Amended and Restated Articles of Incorporation of the Company, as amended (the “Charter”), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The general provisions which apply to the preferred stock of the Company of all classes, which are now or may later be authorized or created, are set forth in the Charter.
General
Each series of the Class A Preferred Stock, par value $25 per share, is to be created by the Board of Directors of the Company (the “Board of Directors”) through an amendment to the Charter.
As of March 31, 2013, the Company had 10,000,000 authorized shares of Class A Preferred Stock. In addition to the Class A Preferred Stock, the Company has authorized 10,000,000 shares of Preferred Stock, par value of $100 per share (the “Preferred Stock”). As of March 31, 2013, there were no outstanding shares of the Class A Preferred Stock or the Preferred Stock. The Class A Preferred Stock ranks equally with the Preferred Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. The Class A Preferred Stock and the Preferred Stock rank senior to the Preference Stock, the Company’s common stock and any other securities the Company may issue in the future that by their terms rank junior to the Class A Preferred Stock and the Preferred Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. All shares of the Class A Preferred Stock will rank on a parity with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company.
The Class A Preferred Stock will not be subject to further calls or assessment by the Company.
Any proposed listing of the Class A Preferred Stock on a securities exchange will be described in the applicable Prospectus Supplement.

Transfer Agent and Registrar
Unless otherwise indicated in the applicable Prospectus Supplement, the transfer agent for the Class A Preferred Stock will be Computershare Shareowner Services, LLC, P.O. Box 43006, Providence, RI 02940-3006, which will also serve as the registrar.
Dividend Rights and Provisions
Dividends on the Class A Preferred Stock are payable, when and if declared by the Board of Directors, at the rate per annum determined for each respective series. Unless otherwise indicated in the applicable Prospectus Supplement, dividends will be payable to holders of record of the Class A Preferred Stock as they appear on the books of the Company on the record dates fixed by the Board of Directors.
So long as any shares of the Preferred Stock or the Class A Preferred Stock are outstanding, no dividends may be declared or paid upon or set apart for the Preference Stock, the Company’s common stock or any other class of stock of the Company over which the Preferred Stock and the Class A Preferred Stock have a preference as to the payment of dividends, unless: (1) full dividends on all shares of cumulative Preferred Stock and cumulative Class A Preferred Stock for all past dividend periods have been paid or declared and a sum sufficient for the payment thereof has been set apart and full dividends on such Preferred Stock and Class A Preferred Stock for the then current dividend period have been or concurrently are declared; and (2) full dividends for the then current dividend period on all shares of non-cumulative Preferred Stock and non-cumulative Class A Preferred Stock have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set aside.
The applicable Prospectus Supplement will set forth the dividend rate provisions of the Class A Preferred Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic dividend rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the applicable Prospectus Supplement), and whether dividends shall be cumulative and, if so, from which date or dates.
Redemption Provisions
The redemption provisions applicable to the Class A Preferred Stock will be described in the applicable Prospectus Supplement.
Voting Rights
The applicable Prospectus Supplement will describe the voting rights for each series of the Class A Preferred Stock.
Liquidation Rights
Upon voluntary or involuntary liquidation, the holders of the Preferred Stock and the Class A Preferred Stock of each series, without preference among series, are entitled to receive, out of the Company’s assets available for distribution to the holders of the Preferred Stock and the Class A Preferred Stock following the satisfaction of all claims ranking senior to the Preferred Stock and the Class A Preferred Stock, the amount specified to be payable on the shares of such series before any distribution of assets may be made to the holders of the Preference Stock and the Company’s common stock. Available assets, if insufficient to pay such amounts to the holders of the Preferred Stock and the Class A Preferred Stock, are to be distributed pro rata to the payment, first of the amount per share payable in the event of involuntary liquidation, second of accrued dividends, if any, and third of any premium.
Sinking Fund
The terms and conditions of a sinking or purchase fund, if any, for the benefit of the holders of the Class A Preferred Stock will be set forth in the applicable Prospectus Supplement.
Other Rights
The holders of the Class A Preferred Stock do not have any pre-emptive or conversion rights, except as otherwise described in the applicable Prospectus Supplement.

DESCRIPTION OF THE PREFERENCE STOCK
Set forth below is a description of the general terms of the Preference Stock. The statements in this Prospectus concerning the Preference Stock are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by reference to the Charter, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The general provisions which apply to the Preference Stock of the Company of all classes, which are now or may later be authorized or created, are set forth in the Charter.
General
Each series of the Preference Stock, par value $100 per share, is to be created by the Board of Directors through an amendment to the Charter.
As of March 31, 2013, the Company had 10,000,000 authorized shares of Preference Stock, of which 1,000,000 shares ($100,000,000 aggregate liquidation amount) of non-cumulative Preference Stock were outstanding. In addition, as of March 31, 2013, there were no outstanding shares of the Preferred Stock or the Class A Preferred Stock. The Preference Stock ranks junior to the Preferred Stock and the Class A Preferred Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. The Preference Stock ranks senior to the Company’s common stock and to any other securities the Company may issue in the future that by their terms rank junior to the Preference Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. All shares of the Preference Stock will rank on a parity with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company.
The Preference Stock will not be subject to further calls or to assessment by the Company.
Any proposed listing of the Preference Stock on a securities exchange will be described in the applicable Prospectus Supplement.
Transfer Agent and Registrar
Unless otherwise indicated in the applicable Prospectus Supplement, the transfer agent for the Preference Stock will be Computershare Shareowner Services, LLC, P.O. Box 43006, Providence, RI 02940-3006, which will also serve as the registrar.
Dividend Rights and Provisions
Dividends on the Preference Stock are payable, when and if declared by the Board of Directors, at the rate per annum determined for each respective series. Unless otherwise indicated in the applicable Prospectus Supplement, dividends will be payable to holders of record of the Preference Stock as they appear on the books of the Company on the record dates fixed by the Board of Directors.
So long as any shares of the Preferred Stock or the Class A Preferred Stock are outstanding, no dividends may be declared or paid upon or set apart for the Preference Stock, the Company’s common stock or any other class of stock of the Company over which the Preferred Stock and the Class A Preferred Stock have a preference as to the payment of dividends, unless: (1) full dividends on all shares of cumulative Preferred Stock and cumulative Class A Preferred Stock for all past dividend periods have been paid or declared and a sum sufficient for the payment thereof has been set apart and full dividends on such Preferred Stock and Class A Preferred Stock for the then current dividend period have been or concurrently are declared; and (2) full dividends for the then current dividend period on all shares of non-cumulative Preferred Stock and non-cumulative Class A Preferred Stock have been or contemporaneously are paid or declared and a sum sufficient for the payment thereof is set aside.
The applicable Prospectus Supplement will set forth the dividend rate provisions of the Preference Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic dividend rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the applicable Prospectus Supplement), and whether dividends shall be cumulative and, if so, from which date or dates.
Redemption Provisions
The redemption provisions applicable to the Preference Stock will be described in the applicable Prospectus Supplement.

Voting Rights
The applicable Prospectus Supplement will describe the voting rights for each series of the Preference Stock.
Liquidation Rights
Upon voluntary or involuntary liquidation, the holders of the Preference Stock of each series, without preference among series, are entitled to receive, out of the Company’s assets available for distribution to the holders of the Preference Stock following the satisfaction of all claims ranking senior to the Preference Stock, including the claims of the holders of any outstanding shares of the Preferred Stock or the Class A Preferred Stock, the amount specified to be payable on the shares of such series before any distribution of assets may be made to the holders of the Company’s common stock. Available assets, if insufficient to pay such amounts to the holders of the Preference Stock, are to be distributed pro rata to the payment, first of the amount per share payable in the event of involuntary liquidation, second of accrued dividends, if any, and third of any premium.
Sinking Fund
The terms and conditions of a sinking or purchase fund, if any, for the benefit of the holders of the Preference Stock will be set forth in the applicable Prospectus Supplement.
Other Rights
The holders of the Preference Stock do not have any pre-emptive or conversion rights, except as otherwise described in the applicable Prospectus Supplement.
DESCRIPTION OF THE SENIOR NOTES
Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture, dated as of January 1, 1998, between the Company and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as trustee (the “Senior Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Senior Note Indenture establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is referred to as the “Senior Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “1939 Act”). Certain capitalized terms used in this Prospectus and not defined in this Prospectus are defined in the Senior Note Indenture.
General
The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Notes will be effectively subordinated to all existing and future secured debt of the Company, aggregating approximately $41,000,000 outstanding at March 31, 2013. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued under the Senior Note Indenture and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture. The Senior Note Indenture gives the Company the ability to reopen a previous issue of Senior Notes and issue additional Senior Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered by such Prospectus Supplement: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of, premium, if any, on and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes; (viii) the denominations in which such Senior Notes shall be issuable; (ix) if other than the principal amount of such Senior Notes, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity of such Senior Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Senior Note Indenture pertaining to such Senior Notes; (xi) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xii) any other terms of such Senior Notes.
The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving the Company.
Events of Default
The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Senior Notes of such series:
(a)  failure for 10 days to pay interest on the Senior Notes of such series when due on an interest payment date other than at maturity or upon earlier redemption; or
(b)  failure to pay principal of, premium, if any, on or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or
(c)  failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or
(d)  failure to observe or perform any other covenant or warranty of the Company in the Senior Note Indenture (other than a covenant or warranty which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of Senior Notes other than such series) for 90 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or
(e)  certain events of bankruptcy, insolvency or reorganization of the Company.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series. If a Senior Note Indenture Event of Default occurs and is continuing with respect to the Senior Notes of any series, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Senior Notes of such series may declare the principal amount of the Senior Notes due and payable immediately by notice in writing to the Company (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Senior Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of such series, by written notice to the Company and the Senior Note Indenture Trustee, may rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Senior Note of such series affected.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption, or (ii) issue, register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.

Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Note Indenture Trustee will act as Paying Agent with respect to the Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Senior Notes will from that time forward look only to the Company for payment of such principal and interest.
Modification
The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior Notes of each series that is affected, to modify the Senior Note Indenture or the rights of the holders of the Senior Notes of such series; provided that no such modification may, without the consent of the holder of each outstanding Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount of any Senior Note or the rate of interest on any Senior Note or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest on any Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note that is affected.
In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Senior Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of, the premium, if any, on and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Senior Note Indenture Trustee
The Senior Note Indenture Trustee, prior to an Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case an Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
The Bank of New York Mellon, the Senior Note Indenture Trustee, also serves as Subordinated Note Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of the Company or certain affiliates of the Company are outstanding.
Governing Law
The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.
DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES
Set forth below is a description of the general terms of the Junior Subordinated Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Subordinated Note Indenture, dated as of January 1, 1997, between the Company and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as trustee (the “Subordinated Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Subordinated Note Indenture establishing the Junior Subordinated Notes of each series (the Subordinated Note Indenture, as so supplemented, is referred to as the “Subordinated Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Junior Subordinated Notes will include those stated in the Subordinated Note Indenture and those made a part of the Subordinated Note Indenture by reference to the 1939 Act. Certain capitalized terms used in this Prospectus and not defined in this Prospectus are defined in the Subordinated Note Indenture.
General
The Junior Subordinated Notes will be issued as unsecured junior subordinated debt securities under the Subordinated Note Indenture. The Subordinated Note Indenture does not limit the aggregate principal amount of Junior Subordinated Notes that may be issued under the Subordinated Note Indenture and provides that Junior Subordinated Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Subordinated Note Indenture. The Subordinated Note Indenture gives the Company the ability to reopen a previous issue of Junior Subordinated Notes and issue additional Junior Subordinated Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Junior Subordinated Notes being offered by such Prospectus Supplement: (i) the title of such Junior Subordinated Notes; (ii) any limit on the aggregate principal amount of such Junior Subordinated Notes; (iii) the date or dates on which the principal of such Junior Subordinated Notes is payable; (iv) the rate or rates at which such Junior Subordinated Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of, premium, if any, on and interest, if any, on such Junior Subordinated Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Junior Subordinated Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Junior Subordinated Notes; (viii) the denominations in which such Junior Subordinated Notes shall be issuable; (ix) if other than the principal amount of such Junior Subordinated Notes, the portion of the principal amount of such Junior Subordinated Notes which shall be payable upon declaration of acceleration of the maturity of such Junior Subordinated Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Subordinated Note Indenture pertaining to such Junior Subordinated Notes; (xi) whether such Junior Subordinated Notes shall be issued in whole or in part in the form of a Global Security; (xii) the right, if any, of the Company to extend the interest payment periods of such Junior Subordinated Notes; and (xiii) any other terms of such Junior Subordinated Notes.
The Subordinated Note Indenture does not contain provisions that afford holders of Junior Subordinated Notes protection in the event of a highly leveraged transaction involving the Company.
Subordination
The Junior Subordinated Notes are subordinated and junior in right of payment to all Senior Indebtedness (as defined below) of the Company. No payment of principal of (including redemption payments, if any), or premium, if any, on or interest on (including Additional Interest (as defined below)) the Junior Subordinated Notes may be made if (a) any Senior Indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any Senior Indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise of the Senior Indebtedness. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the Junior Subordinated Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all Senior Indebtedness, the rights of the holders of the Junior Subordinated Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions applicable to such Senior Indebtedness until all amounts owing on the Junior Subordinated Notes are paid in full.
The term “Senior Indebtedness” means, with respect to the Company, (i) any payment due in respect of indebtedness of the Company, whether outstanding at the date of execution of the Subordinated Note Indenture or incurred, created or assumed after the execution of the Subordinated Note Indenture, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by the Company that, by their terms, are senior or senior subordinated debt securities including, without limitation, all such obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), except for (1) any such indebtedness that is by its terms subordinated to or that ranks equally with the Junior Subordinated Notes and (2) any unsecured indebtedness between or among the Company or its affiliates. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions contained in the Subordinated Note Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.
The Subordinated Note Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by the Company. As of March 31, 2013, Senior Indebtedness of the Company aggregated approximately $1,387,000,000.
Additional Interest
“Additional Interest” is defined in the Subordinated Note Indenture as any interest due and not paid on an interest payment date, together with interest on such interest due from such interest payment date to the date of payment, compounded quarterly, on each interest payment date.
Certain Covenants
The Company covenants in the Subordinated Note Indenture, for the benefit of the holders of each series of Junior Subordinated Notes, that, if at such time the Company shall have given notice of its election to extend an interest payment period for such series of Junior Subordinated Notes and such extension shall be continuing, or if at such time an Event of

Default under the Subordinated Note Indenture with respect to such series of Junior Subordinated Notes shall have occurred and be continuing, (a) the Company shall not declare or pay any dividend or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, and (b) the Company shall not make any payment of interest on, principal of or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank equally with or junior to the Junior Subordinated Notes. None of the foregoing, however, shall restrict (i) any of the actions described in the preceding sentence resulting from any reclassification of the Company’s capital stock or the exchange or conversion of one class or series of the Company’s capital stock for another class or series of the Company’s capital stock, or (ii) the purchase of fractional interests in shares of the Company’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged.
Events of Default
The Subordinated Note Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Junior Subordinated Notes of such series:
(a)  failure for 10 days to pay interest on the Junior Subordinated Notes of such series, including any Additional Interest in respect of the Junior Subordinated Notes of such series, when due on an interest payment date other than at maturity or upon earlier redemption; provided, however, that a valid extension of the interest payment period by the Company shall not constitute a default in the payment of interest for this purpose; or
(b)  failure to pay principal of, premium, if any, on or interest, including Additional Interest, on the Junior Subordinated Notes of such series when due at maturity or upon earlier redemption; or
(c)  failure for three Business Days to deposit any sinking fund payment when due by the terms of a Junior Subordinated Note of such series; or
(d)  failure to observe or perform any other covenant or warranty of the Company in the Subordinated Note Indenture (other than a covenant or warranty which has expressly been included in the Subordinated Note Indenture solely for the benefit of one or more series of Junior Subordinated Notes other than such series) for 90 days after written notice to the Company from the Subordinated Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Notes of such series; or
(e)  certain events of bankruptcy, insolvency or reorganization of the Company.
The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Note Indenture Trustee with respect to the Junior Subordinated Notes of such series. If a Subordinated Note Indenture Event of Default occurs and is continuing with respect to the Junior Subordinated Notes of any series, then the Subordinated Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may declare the principal amount of the Junior Subordinated Notes due and payable immediately by notice in writing to the Company (and to the Subordinated Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Junior Subordinated Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Subordinated Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of such series, by written notice to the Company and the Subordinated Note Indenture Trustee, may rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Subordinated Note Indenture Trustee a sum sufficient to pay all matured installments of interest (including any Additional Interest) and principal due otherwise than by acceleration and all sums paid or advanced by the Subordinated Note Indenture Trustee, including reasonable compensation and expenses of the Subordinated Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series may, on behalf of the holders of all the Junior Subordinated Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Subordinated Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Note of such series affected.

Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Junior Subordinated Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Junior Subordinated Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Junior Subordinated Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Junior Subordinated Note being redeemed in part.
Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Junior Subordinated Notes will be made only against surrender to the Paying Agent of such Junior Subordinated Notes. Principal of and interest on Junior Subordinated Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Junior Subordinated Notes. Payment of interest on Junior Subordinated Notes on any interest payment date will be made to the person in whose name the Junior Subordinated Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.
Unless otherwise indicated in an applicable Prospectus Supplement, the Subordinated Note Indenture Trustee will act as Paying Agent with respect to the Junior Subordinated Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Junior Subordinated Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Junior Subordinated Notes will from that time forward look only to the Company for payment of such principal and interest.
Modification
The Subordinated Note Indenture contains provisions permitting the Company and the Subordinated Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Notes of each series that is affected, to modify the Subordinated Note Indenture or the rights of the holders of the Junior Subordinated Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Junior Subordinated Note, or reduce the principal amount of any Junior Subordinated Note or the rate of interest (including Additional Interest) on any Junior Subordinated Note or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest on any Junior Subordinated Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Junior Subordinated Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Junior Subordinated Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Subordinated Note Indenture or certain defaults under the Subordinated Note Indenture and their consequences) provided for in the Subordinated Note Indenture, or (iii) modify any of the provisions of the Subordinated Note Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Subordinated Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Junior Subordinated Note that is affected, or (iv) modify the provisions of the Subordinated Note Indenture with respect to the subordination of the Junior Subordinated Notes in a manner adverse to such holder.
In addition, the Company and the Subordinated Note Indenture Trustee may execute, without the consent of any holders of Junior Subordinated Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Junior Subordinated Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Subordinated Note Indenture Trustee, the payment of the principal of, the premium, if any, on and interest (including Additional Interest) on all the Junior

Subordinated Notes and the performance of every covenant of the Subordinated Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Subordinated Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Subordinated Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Subordinated Note Indenture Trustee
The Subordinated Note Indenture Trustee, prior to an Event of Default with respect to Junior Subordinated Notes of any series, undertakes to perform, with respect to Junior Subordinated Notes of such series, only such duties as are specifically set forth in the Subordinated Note Indenture and, in case an Event of Default with respect to Junior Subordinated Notes of any series has occurred and is continuing, shall exercise, with respect to Junior Subordinated Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Note Indenture at the request of any holder of Junior Subordinated Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Subordinated Note Indenture Trustee. The Subordinated Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Subordinated Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
The Bank of New York Mellon, the Subordinated Note Indenture Trustee, also serves as Senior Note Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of the Company or certain affiliates of the Company are outstanding.
Governing Law
The Subordinated Note Indenture and the Junior Subordinated Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Subordinated Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Subordinated Note Indenture will be binding upon and inure to the benefit of the parties to the Subordinated Note Indenture and their respective successors and assigns.
PLAN OF DISTRIBUTION
The Company may sell the Class A Preferred Stock, the Preference Stock, the Senior Notes and the Junior Subordinated Notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to each series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will set forth the terms of the offering of such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes, including the name or names of any underwriters or agents, the purchase price of such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes may be listed.
If underwriters participate in the sale, such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes, if any are purchased.
Underwriters and agents may be entitled under agreements entered into with the Company to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents and their affiliates may engage in transactions with, or perform services for, the Company in the ordinary course of business, for which they may receive customary compensation.
Each series of Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes will be a new issue of securities and will have no established trading market. Any underwriters to whom Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes are sold for public offering and sale may make a market in such Class A Preferred Stock, Preference Stock, Senior Notes or Junior Subordinated Notes, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Class A Preferred Stock, the Preference Stock, the Senior Notes or the Junior Subordinated Notes may or may not be listed on a national securities exchange.
LEGAL MATTERS
The validity of the Class A Preferred Stock and the Preference Stock and certain matters relating to such securities will be passed upon on behalf of the Company by Beggs & Lane, a Registered Limited Liability Partnership, Pensacola, Florida, and the validity of the Senior Notes and the Junior Subordinated Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP, New York, New York. From time to time, Hunton & Williams LLP acts as counsel to affiliates of the Company for some matters.
EXPERTS
The financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Shares

Series 2013A % Preference Stock
Non-Cumulative, Par Value $100 Per Share

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PROSPECTUS SUPPLEMENT
June , 2013
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Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley	Wells Fargo Securities